Exhibit 21.1

Mercantil Bank Holding Corporation Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Mercantil Commercebank Voting Trust	Florida
Mercantil Florida Bancorp, Inc.	Florida
Mercantil Bank, N.A.	Florida
Commercebank Capital Trust I	Florida
Commercebank Capital Trust II	Florida
Commercebank Capital Trust III	Florida
Commercebank Capital Trust VI	Florida
Commercebank Capital Trust VII	Florida
Commercebank Capital Trust VIII	Florida
Commercebank Capital Trust IX	Florida
Commercebank Capital Trust X	Florida
Mercantil Investment Services, Inc.	Florida
Mercantil Trust Company, N.A.	Florida
CB Reit Holding Corporation	Florida
220 Alhambra Properties, LLC	Florida
MCNA Properties IV, LLC	Florida
CTC Management Services, LLC	Florida
CB Real Estate Investment, Inc.	Florida